Exhibit 99.1

Rafi Danieli stepping down as ZIM’s CEO

Haifa, Israel - January 8, 2016 - ZIM Integrated Shipping Services Ltd. (IL0065100443, IL0065100773) (the “Company”) announces today that its Chief Executive Officer, Rafi Danieli, has informed the Company’s Board of Directors that he wishes to resign from his role as Chief Executive Officer of the Company. Mr. Danieli will continue to serve as CEO of the Company until a new CEO is appointed in order to help ensure a smooth transition. During such time, Mr. Danieli will remain fully committed to execute the Company’s strategic plan and 2016 work plan. The Company’s Board of Directors has nominated a committee to lead the search for a new CEO of the Company.

The Board of Directors and Mr. Danieli have further agreed that Mr. Danieli will serve as an active advisor to the Company following the appointment of the new CEO, subject to the approval of a detailed agreement.

The Company’s Board of Directors commented: “Rafi’s request to leave his service as CEO came after working in ZIM for 38 years, of which he served as CEO for seven years, and during which time he led broad structural changes in the Company and two complex financial restructurings. During his service, the Company has moved from making operational losses to an operational profit, with operating margins higher than the industry average. We are thankful for Rafi’s leadership over the past seven years and are confident in Rafi’s continued contribution to the Company both until a new CEO is appointed and following as an active advisor to the Company.”

Contact:

Maor Aharoni

Maor@shalomtelaviv.com

+972-3-511-5207

ZIM Integrated Shipping Services Ltd.